EXHIBIT 11
                                                                     ----------



             PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                       C/O PARDUS CAPITAL MANAGEMENT L.P.
                     1001 AVENUE OF THE AMERICAS, SUITE 1100
                               NEW YORK, NY 10018

                                                             December 29, 2005

Bally Total Fitness Holding Corporation
8700 West Bryn Mawr
Chicago, IL 60631
Attn:  Board of Directors

Gentlemen:

                  Three weeks ago, on December 8, we wrote to express our concern and dismay over actions of Bally's management and Board that have caused grave injury to the Company, and to request urgent action to begin to repair the damage. Among other things, we asked you immediately to place Pardus' three nominees on the Board, begin a program of needed governance reform, halt the management's litigation campaign against shareholder democracy - which has now resulted in losses for the Company in both federal and state court - establish a fair and open procedure to manage the sale process (which, contrary to management's recent assertions, Pardus fully supports), and open an independent investigation of management's recent sales of large amounts of stock.

                  Rather than respond on the merits, your open letter of December 12 rejected every one of our requests and failed even to respond to any of our concerns. Continuing this pattern, on December 23, management made the extraordinary announcement that the Company is "considering its options in [sic] seeking a determination" of whether actions of Pardus and Liberation Investments "may have triggered the Company's Stockholder Rights Plan." Any such claim, to put it mildly, would be frivolous. Pardus has taken no action that could conceivably trigger the Rights Plan, and allowing the Rights Plan to go into effect in the current environment would be a serious breach of fiduciary duties owed to stockholders by the Board and an impermissible interference with the shareholder franchise.

                  Moreover, the apparent basis for any such claim is the Company's allegation that the Rights Plan was triggered when Pardus placed on its slate Don Kornstein, who had been suggested for a Board post by Liberation. But, as management and its counsel know full well, the Company has admitted in court papers filed in Delaware that it confirmed to Liberation that suggesting the names of possible directors would NOT trigger the Rights Plan. Because there is no legitimate basis to claim that the Rights Plan has gone into effect, and because it inexplicably fails to disclose the Company's judicial admissions, the December 23 release is false and misleading and appears to violate the securities laws.

                  Given the lack of any foundation for this threatened claim, the December 23 release appears to us to serve two equally illegitimate purposes. The first is to intimidate Pardus and induce us to stop advocating reform. That is a serious mistake. Far from deterring Pardus, the Company's threats and bullying powerfully confirm the need for the changes we have asked the Board to implement. The Company's tactics will not work.

                  The second apparent purpose is to send a message to stockholders that management will do everything in its power to block reform, and to create confusion and uncertainty in the market - all as part of an effort to further entrench management, and allow management to continue to enrich themselves under the proposed new equity plan, after having sold a substantial amount of their equity holdings at prices well above the current market. We demand that this conduct stop.

                  Time is growing short, and we again call upon the Board to implement the recommendations outlined in our December 8 letter. The current stock price clearly shows that your shareholders and the broader market strongly disapprove of management's actions since the earnings release. Both the stock price and what we have heard from other shareholders indicate that Mr. Toback's recent round of investor visits was a complete failure. In this context, there is a real risk that Mr. Toback will lose his job at the upcoming annual meeting.

                  It is clear, we believe, that management is hopelessly conflicted, and that the Board must act independently to meet the imminent challenges the Company faces, including planning for a potential successor to Mr. Toback. Management's recent actions, including the December 23 release, which were apparently sanctioned by Company counsel, also make it imperative that the independent Board members immediately retain their own legal advisor to make sure that the Board can discharge its fiduciary responsibilities free from any conflict.

                  Finally, we must note our strong objection to management's personal attacks on Don Kornstein, an extremely capable and knowledgeable candidate who would be a great credit to the Board. Bally is lucky that he is willing to serve. Contrary to the impression created by the December 23 release, we are informed by Mr. Kornstein that several current members of the Board interviewed him in November and commented that he would be a valuable addition to the Board due to his unique skills and experience. It is fundamentally unfair for management now to disparage Mr. Kornstein for self-interested purposes.

                  We look forward to your response.

                                        Very truly yours,

                                        PARDUS EUROPEAN SPECIAL
                                        OPPORTUNITIES MASTER FUND L.P.

                                        By:  Pardus Capital Management L.P., its
                                        investment manager

                                        By:  Pardus Capital Management LLC, its
                                        general partner


                                        By:  /s/ Karim Samii
                                             ----------------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member